FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

CANADIAN WESTERN BANK COMPLETES ACQUISITION
OF HSBC CANADIAN DIRECT INSURANCE

Canadian Western Bank today completed its acquisition of HSBC Canadian Direct Insurance Incorporated (Canadian Direct) from HSBC Bank Canada.

This follows the announcement on 2 March 2004 that HSBC Bank Canada would be selling its shares in Canadian Direct to Canadian Western Bank for a cash payment of C$25.4 million.

Canadian Direct, which has now been renamed Canadian Direct Insurance Incorporated, is a direct property and casualty insurer operating in British Columbia and Alberta.

Notes to editors:
1. Canadian Direct Insurance
Canadian Direct commenced operations in British Columbia in 1996, offering auto insurance directly to customers through a customer-focused, technologically advanced call centre. Operations were soon expanded to include home insurance and in 1999, a second call centre was opened in Alberta to serve that market. Canadian Direct maintains a leading claims loss ratio and is very proud of its excellent customer satisfaction rating. For more information about its operations see Canadian Direct's website at www.canadiandirect.com.

2. HSBC Bank Canada
HSBC Bank Canada (HSB.PR.A - TSX), a subsidiary of HSBC Holdings plc, is the leading international bank in Canada with more than 160 offices across the country. With over 9,500 offices in 79 countries and territories and assets of US$1,034 billion at 31 December 2003, the HSBC Group is one of the world's largest banking and financial services organisations. For more information about HSBC Bank Canada and its products and services, visit www.hsbc.ca.

3. Canadian Western Bank
Canadian Western Bank offers highly personalised service through its 27 branch locations and is the largest Schedule I chartered bank headquartered in and regionally focused on Western Canada. The bank, which has total assets of over C$4.4 billion, specialises in mid-market commercial lending and offers a full range of retail services. Trust services to independent financial advisors, corporations and individuals are also provided through the bank's subsidiary, Canadian Western Trust. The common shares and convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of 'CWB' and 'CWB.DB.A'. For more information see the bank's website at www.cwbank.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 4, 2004